Exhibit 99.2
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News Release

FOR IMMEDIATE RELEASE:  MARCH 17, 2005

CONTACT: John T. Day, President/CEO
                  Dennis P. Gauger, CFO
                  Nevada Chemicals, Inc.
                  801-984-0228


                  Nevada Chemicals, Inc. Announces 2004 Results

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced that for the year ended December 31, 2004, the Company had net income of $2,415,000 or $0.35 per share compared to net income in 2003 of $1,705,000 or $0.24 per share. Total revenues and equity in earnings increased to $3,657,000 in 2004, an increase of 24% over 2003.

The business activities of the Company for 2004 include a management contract with and a 50% ownership in Cyanco through a wholly owned subsidiary, Winnemucca Chemicals. Net income from 2003 to 2004 increased 42% due primarily to increased sales of sodium cyanide at Cyanco. The general and administrative expenses for Nevada Chemicals increased only 3% over 2003, while the total income from Cyanco increased significantly, nearly 24%.

During 2004, Nevada Chemicals, Inc. announced quarterly dividends of $0.05 per share in the first quarter, increasing to $0.06 per share each quarter thereafter, or $1,566,000 total dividends to shareholders of record. The dividend for the 4th quarter was paid in January 2005. At December 31, 2004, the balance sheet was strong, with no long-term debt, and with cash and cash equivalents totaling over $2.00 per share.

Day said that he is very encouraged by the recent increase in the price of gold during 2004 and 2005, and he is hopeful that higher gold prices will continue to translate into greater mining activity and greater usage of sodium cyanide by the customers of Cyanco. Day said, "However, the recent volatility of key raw materials, in particular those related to energy, including natural gas, ammonia, caustic soda, and electricity do affect the profitability of Cyanco. In trade literature, recent articles have alluded to the supply and demand of sodium cyanide coming into balance, which is encouraging to us."

The Board of Directors of Nevada Chemicals, Inc. has fixed the close of business on Wednesday, March 16, 2005 as the record date for the purpose of determining shareholders entitled to receive Notice of its Annual Meeting of Shareholders. The Annual Meeting of Shareholders of Nevada Chemicals, Inc. will be held on Tuesday, May 3, 2005 at the Hampton Inn in Sandy, Utah, 10690 South Holiday Park Drive, at 2:00 p.m. local time.

Nevada Chemicals, Inc., through its 50% ownership in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of strategic chemicals for the gold mining industry of the United States.



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                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA

                                                  Years Ended December 31,
                                                 2004                  2003
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Revenues and equity in earnings             $  3,657,000           $  2,960,000

Net Income                                  $  2,415,000           $  1,705,000

Net Income per Common Share, Assuming
Dilution                                           $0.35                  $0.24

Total Assets                                $ 27,761,000           $ 25,502,000
Long-Term Debt                              $       ----           $       ----
Stockholders' Equity                        $ 22,746,000           $ 21,897,000

Weighted Average Common
   Shares Outstanding - Fully
   Diluted                                     6,968,000              7,016,000

Actual Common Shares
   Outstanding at Year End                     6,807,452              6,807,919





Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.

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